Exhibit 1

IMMEDIATE RELEASE

July 7, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notification Concerning Issue of Stock Options in the form of New Share Subscription Rights

Notice is hereby given that at the meeting of the Board of Directors of Nissin Co., Ltd. (the” Company”) , held on July 7, 2003, it was resolved that the Company would issue new share subscription rights as stock options, based upon the provisions of Article 280-20 and Article 280-21 of the Commercial Code and the resolution of the Regular General Meeting of the Shareholders for the 44th Business Period held on June 24, 2003 as described below.

1.	Date of issuance of the new share subscription rights

July 16, 2003

2.	Total number of new share subscription rights to be issued

The total number of the new share subscription rights to be issued shall be 13,500 and the number of shares subject to the new share subscription rights (hereinafter referred to as “granted number of shares”) shall be 100 shares per each right.

3.	Issue price of the new share subscription rights

To be issued at no charge.

4.	Class and number of shares subject to the new share subscription rights

The class of shares subject to the new share subscription rights is the common stock and the number of shares shall be 1,350,000 shares.

In case of a stock split or a reverse stock split by the Company, the number of shares subject to the new share subscription rights shall be adjusted according to the following formula. However, such adjustment shall be made only to the number of shares in respect of which said new subscription rights have not been exercised by the persons who were granted an allocation of the new share subscription rights (hereinafter referred to as “Grantee”) as of the day of the stock split/reverse stock split, among all the new share subscription rights. The resulting fraction of shares below one (1) share shall be discarded.

Number of shares after adjustment = Number of shares before adjustment × (Stock split/reverse stock split ratio)

Furthermore, in case of a merger or a consolidation of another corporation by the Company, or if the Company becomes a 100% parent company of another company through a stock swap, or if a part of the Company is inherited by a new corporation or an existing corporation due to a spin-off, the Company shall adjust the number of shares subject to the new share subscription rights as it considers necessary. In such a case, the proviso of the preceding paragraph, as adjusted for such case, shall apply.

5.	Amount to be subscribed in exercising the new share subscription rights

(1)	The amount to be subscribed by a qualified person upon the exercise of the new share subscription rights shall be the product of an amount to be paid per share (hereinafter referred to as the “exercise price”) for the shares issued or transferred by the exercise of the new share subscription rights, multiplied by the granted number of shares.

The exercise price shall be the average amount of the closing share prices for ordinary transactions of the Company’s common stock at the Tokyo Stock Exchange on all the trading days (excluding those days on which no transactions took place) in June 2003 multiplied by 1.10, and the resulting fractions below one (1) yen shall be rounded up. However, the closing share price of the Company’s common stock at the Tokyo Stock Exchange shall be the exercise price if such an amount is below the closing price of the Company’s common stock on the day the new share subscription rights are issued (if the closing price is not available on that day, the closing price on the immediately preceding day; the same applies hereinafter).

(2)	When the Company conducts a stock split/reverse stock split, the exercise price shall be adjusted by applying the following formula, and the resulting fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × 1/(Stock split/reverse stock split ratio)

If the Company issues new shares (exclusive of the stock issuance through exercises of new share subscription rights, or through exercises of preemptive rights under Article 280-19 of the Commercial Code of Japan before amendment thereto effective as of April 1, 2002, and of the warrants attached to bonds with warrants under Article 341-8 of the Commercial Code of Japan before said amendment) or disposes of its shares of treasury stock at a price lower than the current market price after the issuance of the new share subscription rights, the exercise price shall be adjusted by applying the following formula, and the resulting fractions below one (1) yen due to the adjustment shall be rounded up.

Exercise price after adjustment = Exercise price before adjustment × [Number of shares issued + (Number of shares newly issued × Issue price per share /Current market price per share)] / (Number of shares issued + Number of shares newly issued)

In the formula above, “Current market price per share” shall represent the closing share price of the Company’s common stock at the Tokyo Stock Exchange on the day immediately preceding the day on which the exercise price after adjustment becomes applicable. “Number of shares issued” shall represent the total number of shares issued on the day of allocating newly issued shares, in case of the issuance of new shares. However, it shall represent the total number of shares issued on the day immediately preceding the day on which the exercise price after adjustment becomes applicable after deducting the total number of shares to be disposed, in case of the disposal of shares of the Company’s treasury stock. In case of the disposal of shares of the Company’s treasury stock, “Number of shares newly issued” shall be read as “Number of shares of treasury stock disposed” and “Exercise price per share” read as “Disposal price per share.”

(3)	In case of a merger or a consolidation of another corporation by the Company, or if the Company becomes a 100% parent company of another company through a stock swap, or if a part of the Company is inherited by a new corporation or an existing corporation due to a spin-off, the Company shall adjust the exercise price as it considers necessary.

6.	Total amount of issue price when shares are issued by exercising the new share subscription rights Will be set on July 16, 2003.

7.	Amount capitalized out of the issue price of the shares when the shares are issued through the exercise of the new share subscription rights The amount capitalized out of the issue price shall be the product of the exercise price (the exercise price after adjustments in the event the price is adjusted) multiplied by 0.5, and the resulting fractions below one (1) yen shall be rounded up.

8.	Exercisable period of the new share subscription rights

The exercisable period shall be from August 1, 2003, through July 31, 2006.

9.	Terms and conditions of the exercise of new share subscription rights

(1)	A Grantee shall be any of the following persons when such Grantee exercises the new share subscription rights.

(i)	Directors or Statutory Auditors of the Company or any of its fully owned subsidiaries;

(ii)	Persons who have entered into advisory or consulting (shokutaku) agreements with the Company or any of its fully owned subsidiaries; and

(iii)	Employees of the Company or any of its fully owned subsidiaries (including employees on loan to other companies)

(2)	In the event that any Grantee ceases to be any of the persons listed in the items of the preceding paragraph (1) above, such Grantee shall, unless otherwise provided for in this new share subscription rights agreement, forfeit the right to exercise the new share subscription rights granted.

(3)	Notwithstanding the provisions of preceding paragraphs (1) and (2), in the event that any Grantee falls under any of the following events, such Grantee may exercise his/her new share subscription rights only for the respective periods specified below; provided, however, that no new share subscription rights can be exercised for any period other than the exercisable period.

(i)	Any Grantee who, falling under Section 9, paragraph (1), item (i), retires as Director or Statutory Auditor of the Company or any of its fully owned subsidiaries upon expiration of the term of office: For 90 days from the date of retirement

(ii)	Any Grantee who, falling under Section 9, paragraph (1), item (ii), terminates his/her advisory or consulting (shokutaku) agreement with the Company or any of its fully owned subsidiaries: For 90 days from the date of termination

(iii)	Any Grantee who, falling under Section 9, paragraph (1), item (iii), leaves the Company or any of its subsidiaries due to his/her mandatory retirement age as stipulated in the work rules: For 90 days from the date of retirement

(iv)	Any Grantee who is elected as Director or Statutory Auditor or hired as an employee for any company with which the Company has a capital or business relationship and the Board of Directors of the Company allows such Grantee to exercise new share subscription rights: For a period as specified by the Board of Directors

(4)	No heir to any Grantee shall be entitled to exercise the new share subscription rights.

(5)	No new share subscription right can be given in pledge or otherwise disposed of.

(6)	In the event that any Grantee violates any law or ordinance or any internal rule of the Company, such Grantee shall not be able to exercise the new share subscription rights.

(7)	Any Grantee may exercise all or any part of the new share subscription rights granted in a single procedure.

(8)	Any other terms and conditions for the exercise of new share subscription rights shall be governed by the Contract of Granting New Share Subscription Rights to be entered into between the Company and each Grantee; provided, however, that no exercise of any fraction of one (1) new share subscription right is allowed.

10.	Events and conditions to cancel the new share subscription rights

(1)	In the event that a merger agreement under which the Company shall be merged is approved or a proposition for the approval of a stock swap agreement or a share transfer under which the Company shall become a fully owned subsidiary is approved at a General Meeting of Shareholders, the Company may, by resolution of the Board of Directors, cancel all the new share subscription rights owned by the Grantees without consideration.

(2)	In the event that any Grantee who has been granted the new share subscription rights ceases to be qualified to exercise his/her new share subscription rights before the exercise thereof, the Company may, by resolution of the Board of Directors, cancel all the new share subscription rights owned by the Grantee without consideration.

11.	Restriction on a transfer of new share subscription rights

Any transfer of new share subscription rights shall require a resolution of the Board of Directors.

12.	Issuance of certificates representing new share subscription rights

The Company shall issue certificates representing new share subscription rights only upon request from any Grantee.

13.	Persons who will receive grants of the new share subscription rights

The Company shall grant the new share subscription rights to 183 persons who are Directors, Statutory Auditors, Advisors, full-time consultants (shokutaku) and employees (including employees on loan to other companies) of the Company and fully owned subsidiaries who are designated by the Company’s Board of Directors.

(Reference)

1.	Date of Board of Directors’ resolution to set date of the General Meeting of Shareholders:	May 12, 2003

2.	Date of resolution of the 44th Regular General Meeting of Shareholders:	June 24, 2003

End of document